ALIGNVEST ACQUISITION CORPORATION OBTAINS FINAL ORDER OF QUALIFYING FOR
TRANSACTION WITH TRILOGY INTERNATIONAL PARTNERS LLC

Toronto, January 26, 2017 – Alignvest Acquisition Corporation (TSX: AQX.A, AQX.WT) (“AQX” or the “Corporation”) is pleased to announce that, at a court hearing earlier today, it obtained the final order of the Ontario Superior Court of Justice for the Corporation’s proposed qualifying acquisition under which the Corporation proposes to effect a business combination with Trilogy International Partners LLC (“Trilogy”) by way of a court approved plan of arrangement (the “Arrangement”).

The Arrangement is expected to be completed on or about Tuesday, February 7, 2017. Shortly after the closing date of the transaction, the common shares to be issued under the Arrangement and the amended Alignvest Warrants are expected to be listed and posted for trading on the TSX under symbols “TRL” and “TRL.WT”, respectively. The Corporation is also expected to be renamed “Trilogy International Partners Inc.” and continue under the laws of British Columbia.

Completion of the Arrangement is subject customary approvals.

About Alignvest Acquisition Corporation

Alignvest Acquisition Corporation is a special purpose acquisition corporation formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination. For more information, see the Circular of the Corporation dated December 22, 2016 (including the Prospectus set out at Appendix “F” thereto), as amended January 12, 2017 (collectively, the “Circular”) or visit AQX at www.alignvestacquisition.com.

About Trilogy International Partners

Trilogy International Partners LLC, based in Bellevue, Washington, was formed in 2005 as a privately held wireless telecommunications operator. Trilogy is the successor to Western Wireless International, the former international investment division of Western Wireless that managed 15 wireless operations across the globe. Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Trilogy executives founded NuevaTel and launched its operations in Bolivia in 2000. The Company subsequently acquired it from Western Wireless in 2006. Trilogy launched 2degrees as a greenfield operation in New Zealand in 2009. For more information, see the Circular or visit Trilogy at www.trilogy-international.com.

Cautionary Statements

Certain information contained in this news release may be forward-looking statements within the meaning of Canadian securities laws. Forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, the Arrangement, the receipt of necessary approvals for the transaction, completion of the Arrangement, certain anticipated strategic, operational, and competitive advantages and benefits created by the Arrangement and future opportunities for Trilogy.

Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: the conditions to the consummation of the transaction may not be satisfied or waived; risks relating to the failure to obtain necessary court and third party approvals for the transaction; the anticipated strategic, operational and competitive benefits may not be realized; the transaction may be modified, restructured or terminated; events or series of events may cause business interruptions; Trilogy's ability to raise additional capital; and the availability of equity and debt financing and/or refinancing on acceptable terms.

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This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FOR FURTHER INFORMATION PLEASE CONTACT:

Alignvest Acquisition Corporation
Andre Mousseau
Chief Operating Officer
(416) 775-1916
amousseau@alignvest.com
www.alignvestacquisition.com

or

Trilogy International Partners LLC
Ann Saxton
Vice President, Investor Relations & Corporate Development
(425) 458-5962
ann.saxton@trilogy-international.com
www.trilogy-international.com

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